CAPELLA SECURITIES LLC

FINANCIAL STATEMENTS

For the year ended December 31, 2018

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69526

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Capella Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway, Suite 3300
(No. and Street)

New York	**NY**	**10006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathy Efrem — **212-897-1686**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates
(Name -- *if individual, state last, first, middle name*)

11 Broadway, Suite 700	**New York**	**NY**	**10004**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***





AFFIRMATION

I, James Verdone, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Capella Securities, LLC for year ended December 31, 2018, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CEO/CCO

Title

Cassondra E. Joseph

Notary Public

CASSONDRA E. JOSEPH
NOTARY PUBLIC-STATE OF NEW YORK
No. 02JO6300319
Qualified in New York County
My Commission Expires March 31, 2022

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.

[x]   Facing Page.

[x]   Statement of Financial Condition.

[x]   Statement of Operations.

[x]   Statement of Changes in Member's Equity.

[x]   Statement of Cash Flows.

[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[x]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

[x]   Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ]   Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).

[x]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3.

[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).

[x]   An Oath or Affirmation.

[ ]   A copy of the SIPC Supplemental Report.

[ ]   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

[ ]   Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1).

[x]   Independent Auditors' Report Regarding Rule 15c3-3 Exemption.

[x]   Rule 15c3-3 Exemption Report

**   For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Capella Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Capella Securities LLC (the "Company") as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I and Schedule II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

YSL & Associates LLC

We have served as Capella Securities LLC's auditor since 2016.

New York, NY

February 25, 2019

CAPELLA SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

Cash	$	16,173
Prepaid expenses		2,036
Total assets	$	18,209

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Due to affiliate	$	1,700
Member's Equity		16,509
Total liabilities and member's equity	$	18,209

The accompanying notes are an integral part of these financial statements.

CAPELLA SECURITIES LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2018

Expenses:

Administrative fees	1,200
Regulatory expenses	9,280
Bank charges	360
Other expenses	25
Total expenses	10,865
Net loss	$ (10,865)

The accompanying notes are an integral part of these financial statements.

CAPELLA SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2018

Balance - beginning of year	$	21,569
Capital contributions		5,805
Net loss		(10,865)
Balance - end of year	$	16,509

The accompanying notes are an integral part of these financial statements.

CAPELLA SECURITIES LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2018

Cash flows from operating activities		
Net loss	$	(10,865)
Adjustments to reconcile net loss		
to net cash used in operating activities:		
Non-cash expenses forgiven by parent		5,805
Changes in assets and liabilities		
Prepaid expenses		4,230
Accounts payable		(755)
Due to affiliate		1,200
Net cash used in operating activities		(385)
Cash - beginning of year		16,558
Cash - end of year	$	16,173

Non-cash financing activities:

Non-cash capital contributions from conversion of debts	$	5,805

The accompanying notes are an integral part of these financial statements.

NOTE 1.   DESCRIPTION OF ORGANIZATION AND BUSINESS

Capella Securities LLC (the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") formed for the purpose of providing broker dealer services including financial advisory services, mergers and acquisition services and to engage in private placement of securities and similar services. The Company's current parent is Capella Partners, LLC ("CAPA").

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

The Company is a limited liability company, treated as a disregarded entity for federal, state and city income tax purposes; it therefore does not incur income taxes at the Company level. Instead its earnings and losses are passed through to the member and included in the calculation of the member's tax liability. Accordingly, no provision for income taxes has been made in the accompanying financial statements. Management has analyzed the Company's tax positions and has concluded that no liability for unrecognized tax benefits should be recorded as of December 31, 2018.

Revenue Recognition:

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to member's equity as of January 1, 2018.

NOTE 3.   RELATED PARTY TRANSACTIONS

In accordance with a services agreement, the Company's affiliate pays for various specified expenses for which the Company compensates the affiliate in the form of a management fee and for various other expenses, such as sundry professional services, for which the Company does not reimburse the affiliate.

During the year ended December 31,2018, the Company incurred $1,200 for management fees. The affiliate agreed to pay other expenses on behalf of the Company without seeking reimbursement. Management estimates that such expenses amount to $24,800.

NOTE 4.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018 the Company's net capital was $14,473 which was $9,473 in excess of its minimum requirement of $5,000.

NOTE 5.   COMPLIANCE WITH RULE 15C3-3

The Company does not handle cash or securities on behalf of customers and accordingly has no obligation under SEC Rule 15c3-3.

NOTE 6.   GOING CONCERN

Accounting Standards Update 2014-15 requires that management evaluate conditions or events that might raise substantial doubt about the Company's ability to continue as a going concern. Management has evaluated the Company's conditions and has determined that unless the Company generates enough revenue or continues to be funded by its parent or indirectly by its ultimate parent, there is substantial doubt about the Company's ability to continue as a going concern. Capital is not a significant income producing factor and should the Company have a need for capital it has been able to rely upon its ultimate parent to infuse capital to cover overhead should that become necessary.

SUPPLEMENTARY INFORMATION

CAPELLA SECURITIES LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2018

Members' equity	$	16,509
Deductions and/or charges		
Other assets		2,036
Net Capital		14,473
Less: Minimum net capital requirements		
Greater of 6-2/3% of aggregate indebtedness		
or $5,000		5,000
Excess net capital	$	9,473
Aggregate indebtedness:	$	1,700
Ratio of Aggregate Indebtedness to Net Capital		0.12

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2018.

See report of independent registered public accounting firm.



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Capella Securities LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Capella Securities LLC (the "Company") may file an exemption report because it had no obligations under 17 C.F.R.§240.15c3-3 and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the most recent fiscal year. The Company's management is responsible for compliance with 17 C.F.R.§240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

YSL & Associates LLC

New York, NY
February 25, 2019

CAPELLA SECURITIES LLC

INFORMATION REGARDING APPLICABILITY OF RULE 15C3-3

FOR YEAR ENDED DECEMBER 31, 2018

The Company does not hold customers' cash or securities. Accordingly, it had no obligations under SEC Rule 15c3-3 throughout the year.

CAPELLA SECURITIES LLC

RULE 15c3-3 EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2018

Capella Securities LLC does not handle cash or securities on behalf of customers. Therefore it had no obligation under SEC Rule 15c3-3 throughout the year ended December 31, 2018 without exception and thus may file an Exemption Report.



Executed by Person who made the oath or affirmation
Under SEC Rule 17a-5(e)(2)